SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A
                              (AMENDMENT NO.1)
                               (RULE 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1 AND AMENDMENTS THERETO
                      FILED PURSUANT TO RULE 13d-2(a)


                                 Neff Corp.
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                              (Name of Issuer)


              Class A Common Stock, par value $0.01 per share
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                       (Title of Class of Securities)


                                 006400941
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                                CUSIP Number


                                 John Milne
                            United Rentals, Inc.
                         Five Greenwich Office Park
                            Greenwich, CT 06830
                               (203) 622-3131
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              With copies to:

Matthew C. Womble, Esq.                       Richard J. Grossman, Esq.
United Rentals, Inc.                  Skadden, Arps, Slate, Meagher & Flom LLP
Five Greenwich Office Park                      Four Times Square
Greenwich, Connecticut 06830                 New York, New York 10036
(203) 622-3131                                  (212) 735-3000

                              January 22, 2001
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              (Date of Event Which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: | |



CUSIP NO.   006400941                     13D      PAGE 2 OF 15 PAGES

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   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                United Rentals, Inc.
                0615224966
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                             (a)  |_|
                                                             (b)  |X|

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   3    SEC USE ONLY

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   4    SOURCE OF FUNDS*          OO

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   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                           |_|

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

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            NUMBER OF          7    SOLE VOTING POWER
             SHARES                         0
          BENEFICIALLY         ----------------------------------------------
            OWNED BY           8    SHARED VOTING POWER
              EACH                      See Item 5
            REPORTING          ----------------------------------------------
             PERSON            9    SOLE DISPOSITIVE POWER
              WITH                           0
                               ----------------------------------------------
                              10    SHARED DISPOSITIVE POWER
                                             See Item 5

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                See Item 5

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

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  14    TYPE OF REPORTING PERSON*
                CO
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                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO.   006400941                     13D      PAGE 3 OF 15 PAGES

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   1    NAMES OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                United Rentals (North America), Inc.
                061493538

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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                               (a)  |_|
                                                               (b)  |X|

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   3    SEC USE ONLY

-----------------------------------------------------------------------------
   4    SOURCE OF FUNDS*          OO

-----------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

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   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

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            NUMBER OF           7   SOLE VOTING POWER
             SHARES                      100  See Item 5
          BENEFICIALLY          ----------------------------------------------
            OWNED BY            8   SHARED VOTING POWER
              EACH                       See Item 5
            REPORTING           ----------------------------------------------
             PERSON             9   SOLE DISPOSITIVE POWER
              WITH                       100  See Item 5
                                ----------------------------------------------
                               10   SHARED DISPOSITIVE POWER
                                         See Item 5

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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                See Item 5

-----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES   |_|

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 See Item 5

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  14    TYPE OF REPORTING PERSON*
                CO
-----------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




               This Amendment No.1 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission on January 8, 2001 (the "Original Schedule 13D") by United Rentals, Inc., a Delaware corporation ("United Rentals") and its wholly owned subsidiary United Rentals (North America), Inc., a Delaware corporation ("URNA"), relating to Class A Common Stock and Class B Special Common Stock of Neff Corp., a Delaware corporation.

               Capitalized terms used herein and not defined have the meaning set forth in the Original Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTIONS.

               Item 4 of the Original Schedule 13D is hereby amended to add the following information:

               United Rentals extended the expiration date of the non-binding proposal contained in the letter of United Rentals to the Special Committee of the Board of Directors of Neff Corp., dated December 29, 2000, from January 19, 2001 to February 2, 2001.


                                 SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 2001

                                     UNITED RENTALS, INC.


                                     By: /s/ John Milne
                                        ----------------------------
                                        Name:  John N. Milne
                                        Title: Vice Chairman


                                     UNITED RENTALS (NORTH AMERICA), INC.


                                     By: /s/ John Milne
                                        -----------------------------
                                        Name:  John N. Milne
                                        Title: Vice Chairman